UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2006
Commission File Number 0-29338
APT SATELLITE HOLDINGS LIMITED
(Registrant’s name)
22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

FORWARD LOOKING STATEMENTS
SIGNATURES

APT SATELLITE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1045)
Change of Directorships
The Board of Directors (the “Board”) of APT Satellite Holdings Limited (the “Company”) hereby announces that with effect from 27 March 2006 Ms. Lan Kwai-chu resigned as Non-Executive Director of the Company and Mr. Kwok Kah Wai Victor resigned as Alternate Director to Mr. Lim Toon and Ms. Lan Kwai-chu, Non-Executive Directors of the Company, for the reason of other work commitment.
They confirmed that there is no disagreement with the Board and there is no other matter that needs to be brought to the attention of the shareholders of the Company.
The Board also announces that with effect from 27 March 2006 Mr. Ho Siaw Hong was appointed as Non-Executive Director of the Company.
Mr. Ho Siaw Hong, aged 57, was appointed as the Non-Executive Director of the Company on 27 March 2006.
Mr. Ho had been an Alternate Director to Mr. Wong Hung Khim and Mr. Lim Toon, the non-executive director of the Company, from October 1996 to July 1999. Mr. Ho is also the Director of APT Satellite Company Limited and APT Satellite Investment Company Limited, subsidiaries of the Company. He is also the Director of APT Satellite Telecommunications Limited, a jointly controlled entity between a wholly owned subsidiary of the Company and a shareholder of APT Satellite International Company Limited (“APT International”), the substantial shareholder of the Company. Mr. Ho is also the Director of APT International.
Mr. Ho joined Singapore Telecommunications Limited (“SingTel”), the holding company of one of the shareholders of APT International, the substantial shareholder of the Company, in August 1972 after graduating from the then University of Singapore, now known as the National University of Singapore, with a Bachelor of Engineering (Electrical) degree. He has held managerial positions in areas including planning and operations of transmission network, radio network, mobile network, telephone exchange equipment, switch software management, etc. Mr. Ho is currently the Vice President for Fixed Networks Engineering of SingTel and SingTel Optus Pty Limited (“Optus”) responsible for the engineering and planning of the fixed core networks for both SingTel and Optus. Before this appointment, he was seconded to SingTel’s Joint Venture company in Indonesia, PT Bukaka SingTel International (“BSI”) as its President Director from February 1999 to January 2001. He continued to oversee the operations of BSI upon his return from Indonesia while concurrently holding the post of Vice President for

Network Support in the Networks directorate. He was also Assistant Vice President for Satellite Services of SingTel between 1997 and 1999. Mr. Ho is also a board member of the BSI’s Board of Commissioner.
Save as disclosed above, Mr. Ho Siaw Hong does not hold any other position with the Company and other members of the Company, nor have any directorship in other listed public companies in the last three years. He has no relationship with any directors, senior management, substantial shareholder or controlling shareholder of the Company and does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.
Mr. Ho Siaw Hong has not entered into any service contract with the Company, nor is appointed for a specific term. Mr. Ho’s emolument in 2006 is yet to be determined but it will be determined in general meeting in accordance with the Bye-Laws of the Company with reference to the recommendation provided by the Company’s Remuneration Committee in accordance with its Terms of Reference to the Board. Pursuant to the Bye-laws of the Company, Mr. Ho shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election at that meeting.
Save as disclosed above, there is no other matter that needs to be brought to the attention of holders of securities of the Company, nor there is any information as required to be disclosed pursuant to paragraphs 13.51(2)(h) to 13.51(2)(v) of the rules governing the listing of securities on The Stock Exchange of Hong Kong Limited.
The Board would like to thank Ms. Lan Kwai-chu and Mr. Kwok Kah Wai Victor and expresses its appreciation for their contribution and service to the Company for the period. The Company warmly welcomes Mr. Ho Siaw Hong joining the Board.

By Order of the Board
Dr. Brian Lo
Company Secretary
Hong Kong, 27 March 2006
The Directors as at the date of this announcement are as follows:
Executive Directors:
Ni Yifeng and Tong Xudong
Non-Executive Directors:
Liu Ji Yuan (Chairman), Zhang Hainan (Deputy Chairman), Lim Toon, Wu Zhen Mu, Yin Yen-liang, Ho Siaw Hong, Tseng Ta-mon (Alternate Director to Yin Yen-liang)
Independent Non-Executive Directors:
Yuen Pak Yiu, Philip, Huan Guocang and Lui King Man

FORWARD LOOKING STATEMENTS
     This report contains statements and other information made by or on behalf of APT Satellite Holdings Limited (the “Company”) that constitute “forward-looking” statements within the meaning of Private Securities Litigation Reform Act of 1995. Statements that are not historical facts are forward-looking statements. By their nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and actual results could be materially different from those expressed or implied by forward-looking statements.
     Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward statements herein may include, without limitation, statements relating to the Company’s expectations, plans, objectives or goals relating to (i) its operations and financial results; (ii) launch schedules and anticipated transponder utilization; (iii) the technical capabilities of the APSTAR System; (iv) customer demand for the Company’s system; (v) strategic relationships that impact its operations; (vi) its funding needs and sources; (vii) satellite communications regulatory matters; (viii) the pricing of its services, (ix) its competitors and their services; and (x) actions of the Company’s suppliers, vendors and service providers.
     The Company cautions you that a number of important factors could cause the Company’s results of operations to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (i) technological risks related to the development, operation and maintenance of various components of the APSTAR System; (ii) delays and cost overruns related to the construction, deployment and maintenance of the Company’s APSTAR System; (iii) risks related to the operation and maintenance of the Company’s new satellites, APSTAR V and APSTAR VI; (iv) competition from other satellite operators and a number of existing satellite systems that provide similar services in various markets.; (v) actions taken by regulators with respect to the Company’s business and practices in one or more of the countries in which the Company conducts its operations; (vi) the Company’s capital structure and its ability to maintain sufficient liquidity and access capital markets; (vii) customer demand for the services of the Company’s satellite transponders and the perceived overall value of these services by customers; (viii) the ability to increase market share and control expenses; (ix) the ability of counterparties to meet their obligations to the Company; (x) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which the Company conducts its operations; (xi) the effects of changes in laws, regulations or accounting policies or practices; (xiv) the ability to retain and recruit qualified personnel; (xii) the strength of the global economy in general and the strength of the economies of the countries in which the Company conducts its operations in particular; (xiii) political and social developments, including war, civil unrest or terrorist activity; and (xiv) the Company’s success at managing the risks involved in the foregoing.
     The Company cautions you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors as well as the risks identified in the Company’s most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission. These and other factors could result in the forward-looking statements proving to be inaccurate and may materially affect the Company’s operations. The Company does not undertake any obligation to publicly release any revisions to the forward-looking statements contained in this report, or to update them to reflect events or circumstances occurring after the date of this report, or to reflect the occurrence of unanticipated events.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.
     Date:    March 28, 2006.

APT Satellite Holdings Limited

By	/s/ Ni Yifeng Ni Yifeng
Executive Director and President